Exhibit 99.5

5 June 2007

FOCUS ON CORE SKILLS DELIVERS PERFORMANCE IMPROVEMENTS
SALE PROCESS INITIATED FOR ELECTRICITY DISTRIBUTION ASSETS

Preliminary results* for the year ended 31 March 2007

£m (except dividends)	Year ended 31 March		% Change
	2007	2006
Revenue from continuing operations	2,323	2,086	+11%
Operating profit from continuing operations	828	730	+13%
Underlying operating profit from continuing operations**	816	753	+8%
Profit before tax from continuing operations	676	445	+52%
Underlying profit before tax from continuing operations**	561	484	+16%
Total dividends per ordinary share (pence)	44.93	43.87	+2.4%

Basic earnings per share (pence)	Year ended 31 March
	2007	2006
Continuing operations	57.1	37.8
Continuing and discontinued operations	49.4	24.3

* Electricity distribution business treated as a continuing operation in these results

**Underlying profit before tax and underlying operating profit from continuing operations are defined in the underlying profit measure table on page 12

Focus on core skills delivers performance improvements

•	Underlying profit before tax** up 16% to £561 million
•	United Utilities North West segmental operating profit increased by 18% to £750 million, with underlying operating profit** up 11% to £736 million
•	£748m of capital expenditure in the year to improve services for customers
•	Strategic focus on core skills of managing water, wastewater, electricity and gas networks
•	Operational performance improvements delivered for customers
•	Customer satisfaction for water and wastewater customers at a three-year high
•	First UK water company to announce an action plan to reduce carbon emissions
•	Asset owner/operator management reorganisation implemented to generate higher performance
•	£10 million of cost savings expected from management reorganisation

Sale process initiated for United Utilities’ electricity distribution assets

•	Focus on the much larger water asset base, offering significantly more growth potential
•	Expect to return to shareholders the net equity proceeds from the proposed sale
•	Capital structure and dividend policy to be reviewed at end of sale process, recognising the importance of income to shareholders
•	Board’s intention that shareholders will realise total distributions over the remainder of the 2005-10 price control period at least equivalent to the distributions targeted for the same period under the current dividend policy
•	Target a credit rating to best mirror regulatory assumptions for United Utilities Water
•	Intend to continue to operate electricity assets, consistent with core skills strategy

Commenting, Philip Green, Chief Executive, said:

“We have delivered good profit growth, with a strong financial and operational performance.

“Our strategy is to focus on our core skills of managing water, wastewater, electricity and gas networks to create a world class operator of utility infrastructure. This strategic focus has helped deliver operational and service improvements. We have restructured our management organisation, around separate asset operator and asset owner functions, to sharpen our commercial focus and help deliver and sustain further performance improvements.

“We are initiating a sale process for our electricity distribution assets, with a view to maximising shareholder value. Our water business represents over 85 per cent of the group’s regulatory asset value and we believe that shareholders’ interests are best served by our focusing on the much larger water asset base, which offers significantly more growth potential than our electricity assets.

“We expect to return to shareholders the net equity proceeds from the proposed sale. Furthermore, we intend that shareholders will realise total distributions over the remainder of the 2005-10 price control period at least equivalent to the distributions targeted for the same period under the current dividend policy, adjusted to take account of the manner in which the net equity proceeds are returned.”

For further information on the day, please contact:

Philip Green – Chief Executive	+44 (0) 20 7307 0300
Tim Weller – Chief Financial Officer	+44 (0) 20 7307 0300

Gaynor Kenyon – Communications Director	+44 (0) 7753 622282
Darren Jameson – Investor Relations Manager	+44 (0) 7733 127707

Dominic Fry / Peter Hewer – Tulchan Communications	+44 (0) 20 7353 4200

Alan Brown – Deutsche Bank	+44 (0) 20 7545 8000

United Utilities has retained Deutsche Bank AG, London Branch (“Deutsche Bank”) as its financial adviser in relation to the proposed sale process for its electricity distribution assets.

A presentation to investors and analysts starts at 9.00 am on Tuesday, 5 June 2007, at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP. The presentation can be accessed via a one-way listen in conference call facility, by dialling: + 44 (0) 20 7162 0125. This recording is available for seven days following 5 June 2007, on +44 (0) 20 7031 4064, access code 748731.

The presentation, with further information on United Utilities, will be available at 9.00 am on the day at: http://www.unitedutilities.com and, later, on Bloomberg at: UUIR<GO>, where a multimedia version will be available.

Interviews with Philip Green, Chief Executive, and Tim Weller, Chief Financial Officer, in video/audio and text formats are available on http://www.unitedutilities.com and http://www.cantos.com.

CHIEF EXECUTIVE’S REVIEW

United Utilities has again delivered a strong financial performance in the year to 31 March 2007. Underlying profit before tax** increased by 16% to £561 million and underlying operating profit** was up by 8%, to £816 million.

The Board is proposing a final dividend in respect of the year ended 31 March 2007 of 30.30 pence per ordinary share. This is an increase of 2.4%, consistent with the group’s policy of growing dividends in line with inflation. Together with the interim dividend of 14.63 pence per ordinary share, the total ordinary dividend relating to the year is 44.93 pence.

United Utilities North West (UUNW) has delivered strong growth in the year with segmental operating profit up 18%, an increase of 11% on an underlying basis**. This growth primarily reflects the allowed price increases which support the substantial levels of capital investment being made by the company to improve operational standards and services for customers. Capital investment in our regulated operations, including infrastructure renewals expenditure, totalled £748 million during the year. We remain confident of meeting the regulatory operating and capital expenditure efficiency targets.

In United Utilities Contract Solutions (UUCS), operational performance across the contract portfolio was good. Underlying operating profit** was slightly below that of the previous year. UUCS renewed the contract with Scottish Water, via Scottish Water Solutions, during the year although new opportunities were limited. The order book remains strong with future revenue streams secured.

At our interim results on 5 December 2006, we outlined a number of key operational and customer service measurements for UUNW to help achieve our goal of creating a world class operator of utility infrastructure. These measurements are based around relative efficiency, security of water supply, sewer flooding, pollution, customer satisfaction and, for electricity distribution, customer minutes lost and customer interruptions. We have achieved a number of significant performance improvements and are on track to meet the targets we have set in all of these areas. In particular, I am pleased that we have met the 2006/07 economic level of leakage rolling target. This is the first time we have done so in five years.

We have restructured our management organisation to sharpen our commercial focus and help drive further performance improvements. The business has been separated into an asset owner function, Asset Management and Regulation, and an asset operator function, Utility Solutions, which will be responsible for all of the group’s UK utility operations formerly held within UUNW and UUCS. This new structure will help optimise performance by instilling the operational disciplines inherent in commercial trading arrangements and enable greater sharing of best practice and utilisation of management capital. It is expected that the overall management reorganisation initiative will deliver annual savings of around £10 million, which are expected to be realised in full in 2008/09.

As part of this reorganisation, we have reviewed the composition and membership of our executive team and redefined a number of roles. We have recruited high calibre individuals and retained key internal talent to ensure that the group has the right blend of skills, experience and resources to help become a world class operator of utility infrastructure. Six of our nine executive officers and around one quarter of our senior managers are new to the business. As a result of the sale of Vertex, the group reduced its workforce by around a half with minimal impact on profitability.

With regard to the new business functions, Charlie Cornish is Managing Director of Utility Solutions and Clive Elphick heads Asset Management and Regulation. Paul Capell joined the group on 1 May 2007 from Veolia and brings with him significant strategic planning and utility experience and is Managing Director of Business Development. I am also pleased to welcome Alison Clarke, our new Human Resources Director, who joins us from AS Watson, a division of Hutchison Whampoa.

United Utilities is the first UK water company to set out an action plan to reduce its carbon emissions. The group’s electricity consumption has almost doubled since privatisation, as a result of delivering environmental and customer improvements, and this plan is actually targeting a reversal in the rising trend of carbon emissions. We have developed a cost-effective programme after working closely with the Carbon Trust to maximise our contribution in tackling climate change. Our carbon investment programme is estimated at around £37 million, with an expected 3-5 year payback period. We are targeting a gross reduction in carbon emissions of around 26% in the medium term, with approximately 8% to come from our internal carbon reduction plans and around 18% via renewable energy supply contracts. Harvesting sustainable energy from wastewater treatment processes is a key element in meeting this target and we now have close to a quarter of the UK’s sewage-gas combined heat and power plants.

The Board has taken the decision to initiate a sale process for United Utilities’ electricity distribution assets, with a view to maximising shareholder value. We believe that shareholders’ interests are best served by the group focusing on the much larger water asset base, which offers significantly more growth potential than its electricity assets.

We expect to return the net equity proceeds from the proposed sale to shareholders. The mechanism for this return will be determined at the time of sale completion.

At the conclusion of this sale process, United Utilities intends to review its capital structure and dividend policy so that they will be appropriate for the revised composition of the group, recognising of course the importance of income to our shareholders.

Furthermore, it is our intention that, as part of this capital restructuring, shareholders will realise total distributions over the remainder of the 2005-10 price control period at least equivalent to the distributions targeted for the same period under the current dividend policy, adjusted to take account of the manner in which the net equity proceeds are returned.

The review of capital structure will also involve determining a target credit rating that the group believes best mirrors regulatory assumptions for United Utilities Water and we will be consulting with the credit rating agencies on appropriate financial indicators to maintain this rating.

As part of the group’s asset owner and asset operator management reorganisation initiative, a separate asset operator has been established that carries out capital delivery, operations and maintenance activities for United Utilities’ electricity distribution assets. We intend to continue operating these assets, consistent with our strategy of focusing on our core skills.

As we announced last week, the group is pursuing a delisting and deregistration in the US with the aim of reducing compliance costs. Annual savings of around £2 million are expected. We remain committed to our US investors and intend to maintain our American Depositary Receipts facility as a Level I programme on an over-the-counter basis and continue our equity and credit US investor relations activity.

Summary and outlook

The group has again delivered a good set of results, supported by a robust financial performance in United Utilities North West.

Our goal is to be a world class operator of utility infrastructure and we have implemented a new management organisation to help generate high performance and build on the operational and service improvements already achieved.

On completion of the proposed sale of our electricity distribution assets, we intend to review our capital structure and dividend policy in light of the revised composition of the group, recognising the importance of income to our shareholders.

Through our strategy of focusing on core skills, the business is well placed to meet our expectations for the forthcoming financial year. With predictable regulated revenue increases ahead, we expect United Utilities to continue to deliver strong profit growth.

OPERATING PERFORMANCE

UNITED UTILITIES NORTH WEST

•	Segmental revenue increased by 9% to £1,636 million
•	Segmental operating profit increased by 18% to £750 million, with underlying operating profit** up 11% to £736 million

Segmental revenue increased by 9% to £1,636 million, principally as a result of allowed price increases, including inflation, of 8.8% in the water business and 2.6% in the electricity business. These price increases support the regulated businesses’ substantial capital investment programmes to deliver improvements for customers.

Operating profit for the year increased by 18% to £750 million, which reflects allowed price increases and delivery of efficiencies. As expected, infrastructure renewals expenditure was higher in the second half of this year, compared with the first six months, in line with the planned re-phasing of this programme. Adjusting for a number of one-off items (as outlined in the underlying profit measures table on page 12), underlying operating profit** for the year increased by 11% to £736 million.

Capital investment in the period, including £101 million of infrastructure renewals expenditure, was £748 million, of which £570 million related to water and wastewater and £178 million to electricity distribution. This represents an increase in expenditure of more than 25% when compared with the previous year. The rise in capital expenditure is consistent with the planned re-phasing of the company’s investment programme to help optimise the delivery of outputs. Cumulative water capital expenditure remains on track to match regulatory assumptions by 2008 and cumulative wastewater capital expenditure by 2009.

Progress on delivering efficiencies has been good and the business remains on course to meet its regulatory efficiency targets. The customer transformation programme is progressing well and the new customer billing system is delivering efficiencies, alongside improved cash collection. The business has improved efficiency at its large wastewater treatment plants and the process and optimisation programmes are delivering benefits. New work planning and scheduling processes, which make better use of mobile technology, are now embedded in the business and the project and investment management system is helping to optimise the delivery of outputs.

Although energy costs in United Utilities Water (UUW) have increased by just over 30% in 2006/07, compared with the previous year, energy costs only represent around 6% of the total cost base of the business. Energy costs in future years are anticipated to be slightly lower than those incurred in 2006/07. UUW continues to benefit from a largely gravity-fed clean water system, which substantially reduces pumping costs. In addition, the business is focusing on increasing its renewable energy generation to mitigate costs further.

The business aims to be a world class operator of utility infrastructure and as part of this goal is targeting an upper quartile position on key operational and service measures in the medium term. At the group’s interim results, announced on 5 December 2006, the company outlined a number of measurements against which it would assess its performance. UUNW is making good progress and remains on course to meet its medium term targets on these measures:

•	Relative efficiency – UUW has improved its 2005/06 operating expenditure relative efficiency position, as assessed by Ofwat. The company is now in band B for the water service and in band C for the wastewater service. This represents a one band improvement for each service, compared with the previous year, moving the company closer to the efficiency frontiers.

•	Security of water supply – UUW met the economic level of leakage rolling target of 470 megalitres per day for 2006/07 for the first time in five years. In addition, there were no water restrictions in the year.

•	Pollution – the business has achieved a significant reduction in the number of Category 1&2 pollution incidents in 2006/07, with no water pollution incidents (2005/06: 2 incidents) and only 9 wastewater pollution incidents (2005/06: 21 incidents). This performance already meets the medium term target of reducing these incidents by around 50% and the challenge for the business is to sustain performance at these levels and aim for outperformance against this target.

•	Sewer flooding – UUW is on track to meet its medium term target of reducing the number of properties on the sewer flooding register by around 50%. This is defined as properties at risk of experiencing at least one sewer flooding incident in ten years. Good progress was made in 2006/07 with a reduction of 172 properties (on a net basis), leaving 469 properties on the register compared with 641 properties in 2005/06.

•	Customer minutes lost (CMLs) and customer interruptions (CIs) – United Utilities Electricity (UUE) met the 2006/07 regulatory targets for CMLs and CIs set by Ofgem, which is in line with the aim to meet or outperform the regulatory targets over the 2005-10 period.

•	Overall customer satisfaction – Good progress continues to be made and 74% of UUW’s water customers and 70% of UUE’s electricity customers, who had made an enquiry, were satisfied with the overall service they received. This compares with a start point satisfaction level of less than 50% for water and wastewater customers and less than 70% for electricity customers.

With regard to capital programme outputs, UUW continues to exceed its regulatory and business plan targets. During the year, 810 kilometres of water mains were replaced and good progress was made in removing a number of properties from the low pressure and flooding registers. The quality of drinking water remains high and mean zonal compliance for 2006 was 99.92%.

UUE places a strong focus on maintaining the integrity, security and safety of its electricity distribution network and outputs remain in line with its five-year delivery plan. During the year, the business replaced or refurbished 293 kilometres of overhead lines and replaced 91 kilometres of underground cables. It also replaced or refurbished 579 switchgear units and replaced 280 transformers.

In the previous price control period (2000-05), around £200 million of funding was provided to deliver a number of obligations, primarily relating to Unsatisfactory Intermittent Discharges (UIDs) of wastewater for that period, which have been carried over into 2005-10.  UUW, in its negotiations with the Environment Agency and Ofwat, is seeking to finalise requirements relating to those UID outputs. The business expects the bulk of this capital expenditure to be incurred over the next 2-3 years.

At the last water price review, it was also recognised that there was potential for additional investment relating to projects that were not part of United Utilities’ 2005-10 regulatory contract, but which may be confirmed as additional obligations during this period by the regulators.  These potential projects, which primarily relate to UIDs of wastewater, with an estimated maximum value of up to £500 million, continue to be the subject of investigations and studies which are driving discussions with the regulators.

A planning inquiry was held in October 2006 which considered three appeals for UIDs discharging to inland waters to help establish principles going forward.  The inspector’s findings were published in January 2007. Based on the outcome of the inquiry, United Utilities is currently preparing a submission to Ofwat which, if endorsed by DEFRA, should allow the related investment programme, estimated to be over £200 million, to be funded through price limits and deliver additional growth in the regulatory asset value (RAV). A further planning inquiry relating to coastal discharges is expected to be held later this financial year and the outcome of this inquiry may also result in additional investment and RAV growth.

UNITED UTILITIES CONTRACT SOLUTIONS

•	Segmental revenue increased by 13% to £742 million
•	Segmental underlying operating profit** marginally decreased to £66 million

United Utilities Contract Solutions (UUCS) applies the core utility skills of United Utilities North West, through outsourcing contracts, and is involved in the operation or management of assets representing around 35% of the UK water industry’s asset base. The business also provides gas services to over 6 million people and in total now serves a population of around 17 million in the UK. UUCS has an order book worth more than £4.5 billion.

Revenue in UUCS increased by 13% to £742 million. This partly reflects a full 12-month contribution in 2006/07 from the £1.1 billion, eight-year contract with Northern Gas Networks which commenced on 1 June 2005. The revenue increase also benefited from the planned capital investment profile relating to the Southern Water Contract, which provided a strong contribution in the year. Segmental underlying operating profit** for the year decreased slightly to £66 million.

The contract with Scottish Water, via Scottish Water Solutions, was renewed earlier in the year, although new opportunities for UUCS were limited. The order book remains strong with future revenue streams secured and UUCS is the leading utility infrastructure outsourcing company in the UK water sector.

UUCS holds major utility outsourcing contracts in the UK with Dwr Cymru Welsh Water (DCWW), Southern Water, Scottish Water, and Northern Gas Networks. It also has a meter installation contract with British Gas Trading and has three Scottish PFI operations. In addition, the business applies the group’s core skills in related international markets and currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia. Performance across the contract portfolio is in line with management expectations.

UUCS holds a £1.5 billion, 15-year contract with DCWW to provide operations, maintenance and shared services, which commenced in April 2005. This contract was renewed following the successful delivery of an initial four-year contract with DCWW. The contract is progressing well and, despite inflationary cost pressures, the profit level has moderately increased compared with the previous year. Performance against the contract key performance indicators (KPIs) is good and UUCS has helped DCWW achieve the regulatory economic level of leakage rolling target for 2006/07 and sustain an upper quartile position in Ofwat’s overall performance assessment (OPA) league table for the last four years.

The business has a 40% share in the 4D consortium, which secured a five-year capital delivery contract with Southern Water worth around £750 million. The contract commenced on 1 April 2005 and performance continues to be good. Around a half of the contract spend had been delivered by the end of 2006/07 and delivery of outputs is in line with Southern Water’s expectations. This planned investment profile has resulted in a strong contribution from this contract in the year and a natural reduction in contribution is expected in the forthcoming financial year.

Earlier in the year, Scottish Water Solutions (SWS), a joint venture company in which UUCS is a key partner, was successful in winning a new £760 million contract with Scottish Water to deliver a substantial part of its 2006-10 capital investment programme. This follows on from a similar contract SWS held with Scottish Water covering the 2002-06 period and a good performance on this initial contract helped in achieving this contract win. In addition, there is potential to secure further programme management related work, over the new contract period, with an estimated value of £240 million. UUCS’ share of this potential combined contract is estimated to be worth around £150 million. Performance in relation to the contract KPIs, delivery of outputs and in the area of health and safety is good.

United Utilities acquired a 15% stake in the CKI-led consortium that purchased the North of England gas distribution network from National Grid in early 2005/06. UUCS also won a £1.1 billion, eight-year contract to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium, which commenced on 1 June 2005, and performance has been robust. The final proposals for the gas distribution price review were published in December 2006, covering the one-year period 1 April 2007 to 31 March 2008. The proposals were accepted, with an allowed increase in revenue for the one-year period of 8.7% in real terms. The next price control will cover the period 1 April 2008 to 31 March 2013 and will be subject to detailed regulatory consultation throughout this year.

UUCS won the first major meter installation contract to be outsourced with British Gas Trading in 2002 and the contract has around one year to run. The business is responsible for full meter provision and management services to approximately 5 million gas and electricity customers in the north of England and Wales. It provides a 24 hour, 365 day operation covering meter replacement, emergency response services and customer requested work. It also operates a dedicated operational call centre. By the end of the contract, it is anticipated that approximately 1.9 million gas meters and 800,000 electricity meters will have been installed. The initial value of the contract was £225 million and this was subsequently increased to £276 million. The contract continues to progress well.

OTHER ACTIVITIES

Other activities include United Utilities Property Solutions (UUPS), the property trading and management business of United Utilities PLC, which owns land and property assets worth in excess of £100 million. UUPS’ operating profit for the year was £18.2 million.

UUPS has been consistently profitable for over five years and has a secured pipeline of work for the next few years. It is expected to continue to make a positive contribution, although, due to the nature of the business, profits are unlikely to follow a smooth profile.

FINANCIAL PERFORMANCE

Revenue and operating profit from continuing operations

Revenue from continuing operations rose 11% to £2,323.0 million, principally reflecting growth in UUNW.

Group operating profit from continuing operations rose 13% to £827.5 million. This increase was underpinned by a strong performance in UUNW. Group underlying operating profit from continuing operations** increased by 8% to £816.0 million.

Investment income and finance expense

Finance expense of £308.4 million was £44.5 million lower than the corresponding period last year. This expense included a £2.7 million fair value gain on debt and derivative instruments, whereas the comparative period was impacted by a £71.3 million fair value loss. This volatility in financing expense fair value adjustments arises from the fact that, in order to hedge the interest cost implicit in the regulatory contracts, the group fixes interest rates for the duration of each five-year review period, typically by swapping fixed rate debt to floating rate at the time of issue and then swapping back to fixed rate at the outset of each five-year regulatory contract period. IAS 39 (Financial Instruments: Recognition and Measurement) limits the use of hedge accounting for these commercial hedges, thereby increasing the potential volatility in the income statement. However, this has no cash flow impact and the effect of IAS 39 on the reported profit should substantially balance out over the 2005-10 period. Interest expense on swaps and debt under the fair value option was £81.7 million compared with a £55.4 million expense in the prior year.

Interest income and expenditure associated with the group’s defined benefit pension schemes have been reclassified from employee benefits expense to investment income in the income statement as the directors believe this provides a fairer presentation of the nature of those income and costs. The effect of this reclassification was to increase investment income by £25.1 million in 2006/07 and £16.5 million in 2005/06, with a corresponding reduction in operating profit. There was no effect on profit before tax.

Investment income and finance expense before the impact of the aforementioned fair value adjustments and pension interest reclassification was £279.7 million, compared with £285.0 million in the corresponding period last year. The decrease in underlying net finance expense reflects a decrease in the group’s average net cost of borrowing from around 6.8% to 6.6%, offset by an increase in average net debt of £105.4 million.

Restructuring costs

During the year there was a total restructuring charge of £10.6 million to the income statement, of which £4.5 million was recognised in the first six months of the year.

Profit before taxation

Profit before taxation increased by 52% to £676.0 million. Adjusting for the impact of restructuring costs, other one-off items and fair value movements in respect of debt and derivative instruments, underlying profit before taxation** was £561.4 million, 16% ahead of last year’s result.

Taxation

The group recorded a current tax charge, relating to continuing operations, of £75.8 million during the period, compared with a tax charge of £49.4 million last year. This increase is primarily a result of the increase in pre-tax profits, coupled with the ongoing impact of the change in the tax treatment of capitalised revenue expenditure which took effect in 2005/06. The deferred tax charge relating to continuing operations was £99.5 million, reflecting the requirement to provide in full for deferred tax under IAS 12 (Income Taxes). This compares with a £72.6 million charge in the corresponding period last year. The total tax charge relating to continuing operations is £175.3 million.

After adjusting for the share of results of the associated company of £18.7 million, the total effective tax rate of 26.7% represents a decrease on last year when the total tax rate was 27.4%. For the twelve month period to 31 March 2007, the effective tax rate was lower than 30% principally as a result of adjustments to the charge in respect of prior periods.

Discontinued operation

The Board announced in the group’s interim results on 5 December 2006 the initiation of a process to divest Vertex. The sale of Vertex was completed on 26 March 2007 and confirmed on 27 March 2007, based on initial consideration of £217.5 million. The fair value of the net proceeds comprising cash, the repayment of intra-group debt and the retention of certain liabilities of Vertex was £192.9 million. United Utilities recognised a pre-tax loss on disposal of £65.1 million, before the assumption of deferred contingent consideration of £13.5 million taking the total pre-tax loss on disposal to £78.6 million.

In the period 1 April 2006 to 26 March 2007, Vertex’s operating profit was £15.0 million, compared with a £6.0 million loss in the year ended 31 March 2006.

Earnings per share

Basic earnings per share, relating to continuing operations, increased by 51% to 57.1 pence.

Dividends per share

The Board is proposing a final dividend in respect of the year ended 31 March 2007 of 30.30 pence per ordinary share. Together with the interim dividend of 14.63 pence per ordinary share, the total ordinary dividend relating to the year is 44.93 pence per ordinary share. This is an increase of 2.4%, consistent with the group’s policy of growing dividends in line with inflation. The inflationary increase is based on the Retail Price Index (RPI) element included within the allowed regulated price increase in United Utilities Water for the 2006/07 financial year (i.e. the movement in RPI between November 2004 and November 2005).

This final dividend will be paid on 24 August 2007 to shareholders on the register at the close of business on 29 June 2007. The ex-dividend date for the final dividend is 27 June 2007.

Cash and short-term deposits and borrowings

Cash and short-term deposits at 31 March 2007 were £2,403.3 million which, inclusive of medium term committed bank facilities and net of short-term debt, results in total available liquidity of £2,080.8 million.  This gives United Utilities an excellent pre-funded position for its capital investment programmes.

Net borrowings including derivatives at 31 March 2007 were £4,125.7 million, a decrease of £105.3 million compared with 31 March 2006. This decrease principally reflects cash flow from operating activities and proceeds from the sale of Vertex, partly offset by expenditure on the regulated businesses’ water, wastewater and electricity capital programmes and payment of interest, tax and dividends.

Index-linked debt

In the year ended 31 March 2007, the group issued a total of £710 million of long-term, index-linked notes through its multi-issuer euro medium term note programme, at maturities ranging from 37 to 50 years, and at real interest rates ranging from 1.38% to 1.85%. During the period, the group also drew down a 10-year loan provided by the European Investment Bank, in an amount of around £200 million in index-linked form, with an effective real interest rate of approximately 2.25%.

Since the year-end, United Utilities Water has raised a further £50 million of index-linked borrowings, with a term of 50.5 years, at a real interest rate of 1.702%. United Utilities now has in place index-linked funding totalling £1,410 million in nominal terms. Including indexation of the principal, this funding totals £1,446 million, supporting around 18% of the group’s total regulatory asset base, at an average real interest rate of approximately 1.8%.

The principal amount of these borrowings will be adjusted to track movements in the UK Retail Price Index (RPI). This form of liability is a good match for the group’s regulated assets, which are also linked to RPI.

Underlying profit measures

In considering the results for the year, the directors have adjusted the group’s statutory measures for fair value movements on debt and derivative instruments and those items identified as non-recurring. Operating profit and profit before taxation from continuing operations are reconciled to underlying operating profit and underlying profit before taxation from continuing operations as follows:

Continuing operations Operating profit for the year ended 31 March 2007	UU North West £m	UU Contract Solutions £m	Other activities £m	Total £m

Operating profit*** per published results	750.1	69.1	8.3	827.5

Restructuring costs	5.3	0.3	5.0	10.6
Other one-off items:
Settlement claims****	(27.6)	(3.0)	—	(30.6)
Ofwat transfer pricing fine*****	8.5	—	—	8.5

Total adjustments	(13.8)	(2.7)	5.0	(11.5)

Underlying operating profit	736.3	66.4	13.3	816.0

Continuing operations Operating profit for the year ended 31 March 2006	UU North West £m	UU Contract Solutions £m	Other activities £m	Total £m

Operating profit*** per published results	637.5	68.5	23.5	729.5

Restructuring costs	0.1	4.7	—	4.8
Other one-off items:
Write off of IT systems	25.0	—	—	25.0
Profit on disposals	—	(6.4)	—	(6.4)

Total adjustments	25.1	(1.7)	—	23.4

Underlying operating profit	662.6	66.8	23.5	752.9

Continuing operations Profit before taxation			Year ended 31 March 2007	Year ended 31 March 2006

Profit before taxation per published results			676.0	445.1

Adjustment for share of results of associated company (THUS Group plc)			(18.7)	—
Operating profit adjustments (see above)			(11.5)	23.4
Fair value (gain)/loss on debt and derivative instruments (note 3)			(2.7)	71.3
Interest on swaps and interest on debt under fair value option (note 3)			(81.7)	(55.4)

Underlying profit before taxation			561.4	484.4

Notes

***      Interest income and expenditure associated with the group’s defined benefit pension schemes have been reclassified from employee benefits expense to investment income and finance expense in the income statement as the directors believe this provides a fairer presentation of the nature of those income and costs. This reclassification is detailed in note 2 of the preliminary results announcement.

****      During the period, United Utilities North West (UUNW) benefited from a £27.6 million one-off credit and United Utilities Contract Solutions (UUCS) benefited from a £3.0 million one-off credit. These credits are in respect of settlement of claims made by the group against contractors and from the end of the statutory period of potential claims against the group. Although such claims are a regular occurrence in the ongoing business of UUNW and UUCS, these particular claims were unusual in size.

*****A provision of £8.5 million was made in respect of a proposed Ofwat fine relating to historical transfer pricing issues.

US DELISTING AND DEREGISTRATION

United Utilities (the “Company”) announced on 30 May 2007, following the recent approval of regulatory rule changes in the United States, that it intends to pursue a delisting from the New York Stock Exchange (NYSE) and deregistration under the US Securities Exchange Act of 1934 (the “Exchange Act”), with the aim of reducing compliance costs. Annual savings of around £2 million are expected.

The Company has American Depositary Shares, evidenced by American Depositary Receipts (ADRs), listed on the NYSE and Securities and Exchange Commission (SEC) registered debt securities. Each ADR represents two ordinary shares in the Company. These US listings require SEC registration and the ongoing reporting and compliance obligations under both the Exchange Act and the 2002 Sarbanes-Oxley Act incur significant costs. Deregistration will provide the Company with exemption from meeting these US reporting and compliance requirements.

Subsequent to its deregistration, the Company intends to maintain its ADR facility with JPMorgan Chase Bank N.A. as a Level I programme. This means that the Company’s ADRs will be traded on the over-the-counter market. Accordingly, the Company has not arranged for the listing of its ADRs on another national securities exchange. The Company’s ordinary shares will continue to trade on the London Stock Exchange.

The Company is subject to comprehensive UK reporting and governance requirements and is committed to maintaining the highest standards of corporate governance. It expects to continue to publish its Annual Report and Accounts and other documents and communications on its website at www.unitedutilities.com.

-o0o-

Consolidated income statement
	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m

Continuing operations
Revenue	2,323.0	2,086.0

Other income	22.2	21.1
Employee benefits expense	(280.3)	(257.3)
Depreciation and amortisation expense	(288.5)	(282.8)
Infrastructure renewals expenditure	(101.2)	(70.6)
Other operating costs	(847.7)	(766.9)

Total operating expenses	(1,495.5)	(1,356.5)

Operating profit	827.5	729.5

Investment income (note 2)	138.2	68.5
Finance expense (note 3)	(308.4)	(352.9)

Investment income and finance expense	(170.2)	(284.4)

Share of results of associated company	18.7	—

Profit before taxation	676.0	445.1

Current taxation charge (note 4)	(75.8)	(49.4)
Deferred taxation charge (note 4)	(99.5)	(72.6)

Taxation	(175.3)	(122.0)

Profit for the year from continuing operations	500.7	323.1
Loss for the period from discontinued operations (note 6)	(67.2)	(114.9)

Profit for the year	433.5	208.2

Attributable to:
Equity holders of the company	433.5	207.9
Minority interest	—	0.3

	433.5	208.2

Earnings per share from continuing and discontinued operations (note 5)
Basic	49.4p	24.3p
Diluted	49.2p	24.2p

Earnings per share from continuing operations (note 5)
Basic	57.1p	37.8p
Diluted	56.9p	37.6p

Dividend per ordinary share (note 7)	44.93p	43.87p

Consolidated balance sheet
	31 March 2007 £m	31 March 2006 £m

Assets
Property, plant and equipment	8,894.6	8,543.9
Goodwill	5.0	153.1
Other intangible assets	115.5	236.2
Investments	201.8	170.7
Trade and other receivables	21.6	22.0
Retirement benefit surplus	62.2	19.3
Derivative financial instruments	15.2	40.8

Non-current assets	9,315.9	9,186.0

Inventories	24.3	28.2
Trade and other receivables	418.2	490.1
Investments	38.5	29.7
Cash and short-term deposits	2,403.3	1,513.5
Derivative financial instruments	61.0	48.9

Current assets	2,945.3	2,110.4

Total assets	12,261.2	11,296.4

Liabilities
Trade and other payables	(414.3)	(383.7)
Borrowings	(4,854.9)	(5,081.1)
Deferred tax liabilities	(1,550.8)	(1,426.6)
Provisions	(30.4)	(16.6)
Derivative financial instruments	(173.5)	(57.6)

Non-current liabilities	(7,023.9)	(6,965.6)

Trade and other payables	(749.2)	(855.1)
Borrowings	(1,509.5)	(619.1)
Current income tax liabilities	(168.0)	(112.8)
Provisions	(8.5)	(36.5)
Derivative financial instruments	(67.3)	(76.4)

Current liabilities	(2,502.5)	(1,699.9)

Total liabilities	(9,526.4)	(8,665.5)

Total net assets	2,734.8	2,630.9

Capital and reserves attributable to equity holders of the company
Share capital	879.8	875.4
Share premium account	1,421.9	1,407.8
Revaluation reserve	158.8	158.8
Treasury shares	(0.3)	(0.3)
Cumulative exchange reserve	(4.2)	2.2
Retained earnings	278.8	185.3

Shareholders’ equity	2,734.8	2,629.2
Minority interest	—	1.7

Total equity	2,734.8	2,630.9

Consolidated cashflow statement
	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m
Continuing operations
Operating activities
Cash generated from operations	1,035.8	997.2
Interest paid	(385.3)	(345.0)
Interest received and similar income	111.6	66.2
Tax paid	(35.2)	(2.5)

Net cash generated from operating activities (continuing operations)	726.9	715.9
Net cash generated from/(used in) operating activities (discontinued operations)	28.4	(4.5)

	755.3	711.4

Investing activities
Disposal of subsidiaries	206.4	—
Purchase of investments	—	(85.3)
Purchase of property, plant and equipment	(659.3)	(598.1)
Purchase of other intangible assets	(5.9)	(31.6)
Proceeds from sale of property, plant and equipment	34.3	29.1
Financial restructuring of joint ventures	—	13.2

Net cash used in investing activities (continuing operations)	(424.5)	(672.7)
Net cash used in investing activities (discontinued operations)	(20.7)	(106.5)

	(445.2)	(779.2)
Financing activities
Proceeds from issue of ordinary shares	18.5	528.3
Proceeds from structured financing	81.4	—
Proceeds from borrowings	1,700.8	943.8
Repayment of borrowings	(825.4)	(472.6)
Dividends paid to equity holders of the company	(387.3)	(344.7)

Net cash generated from financing activities (continuing operations)	588.0	654.8
Net cash used in financing activities (discontinued operations)	(7.7)	(0.7)

	580.3	654.1

Effects of exchange rate changes (continuing operations)	6.4	(8.0)

Net increase in cash and cash equivalents – continuing operations	896.8	690.0
Net decrease in cash and cash equivalents – discontinued operations	—	(111.7)

	896.8	578.3

Cash and cash equivalents at beginning of the year	1,443.9	865.6

Cash and cash equivalents at end of the year	2,340.7	1,443.9

Consolidated statement of recognised income and expense
	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m

Actuarial gains on defined benefit pension schemes	46.5	119.2
Revaluation of investments	8.9	14.6
Fair value gain/(loss) on cashflow hedges	2.8	(0.9)
Foreign exchange adjustments	(6.4)	(1.5)
Tax on items taken directly to equity	(14.8)	(35.6)

Net income recognised directly in equity	37.0	95.8
Profit for the year	433.5	208.2

Total recognised income and expense for the year	470.5	304.0

Attributable to:
Equity holders of the company	470.5	303.7
Minority interest	—	0.3

	470.5	304.0

Reconciliation of movements in consolidated equity
	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m

Total net income recognised for the year	470.5	304.0
Dividends	(387.3)	(344.2)
New share capital issued	18.5	528.3
Other movements	2.2	1.9

Net increase in equity for the year	103.9	490.0
Opening equity	2,630.9	2,140.9

Closing equity	2,734.8	2,630.9

Attributable to:
Equity holders of the company	2,734.8	2,629.2
Minority interest	—	1.7

	2,734.8	2,630.9

Cash generated from continuing operations
	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m

Profit before taxation	676.0	445.1
Adjustment for investment income and finance expense	170.2	284.4
Adjustment for share of results of associated company	(18.7)	—

Operating profit	827.5	729.5
Adjustments for:
Depreciation of property, plant and equipment	277.5	248.6
Amortisation of intangible assets	11.0	34.2
Profit on disposal of property, plant and equipment	(5.8)	(4.7)
Decrease in inventories	3.9	8.7
Increase in trade and other receivables	(75.6)	(166.2)
(Decrease)/increase in provisions and payables	(2.7)	147.1

Cash generated from continuing operations	1,035.8	997.2

Segmental analysis by class of business
Continuing operations	Year ended 31 March 2007	Year ended 31 March 2006
Revenue	£m	£m

United Utilities North West	1,636.2	1,502.9
United Utilities Contract Solutions	742.2	654.5
Other activities	53.0	39.9

	2,431.4	2,197.3
Inter-segment revenue	(108.4)	(111.3)

	2,323.0	2,086.0

Continuing operations	Year ended 31 March 2007	Year ended 31 March 2006
Operating profit	£m	£m

United Utilities North West	750.1	637.5
United Utilities Contract Solutions	69.1	68.5
Other activities	8.3	23.5

	827.5	729.5

During the year, for management purposes, the group’s business was divided into United Utilities North West, United Utilities Contract Solutions and Vertex, which is disclosed within discontinued operations (see note 6). These divisions form the basis on which the above primary segment information is reported.

NOTES

1. Basis of preparation

The results for the year ended 31 March 2007, have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2006.

The financial information set out in this statement relating to the year ended 31 March 2007 does not constitute statutory accounts for that period as defined in section 240 of the Companies Act 1985. Statutory accounts for 2007 will be delivered to the Registrar of Companies following the company’s annual general meeting. The auditors have reported on those accounts; their report is unqualified and does not contain a statement under section 237(2) or (3) of the Companies Act 1985.

The financial information set out in this statement relating to the year ended 31 March 2006 does not constitute statutory accounts for that period. Full statutory accounts of United Utilities PLC in respect of that financial period which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

2. Investment income

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m

Interest receivable	82.2	34.9
Preference dividends receivable	—	0.3
Foreign exchange gains on forward contracts	30.9	16.8
Net pension interest income	25.1	16.5

	138.2	68.5

The group has changed its presentation of interest income and expenditure associated with its defined benefit pension schemes. The amounts were previously disclosed within employee benefits expense in arriving at operating profit, but have been reclassified to investment income in the income statement as the directors believe this provides a fairer presentation of the nature of the income and costs. Corresponding amounts for 2006 have been re-presented accordingly.

3. Finance expense

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m

Interest payable	(311.1)	(281.6)
Fair value gain/(loss) on debt and derivative instruments	2.7	(71.3)

	(308.4)	(352.9)

The group has changed its presentation of interest on swaps and interest on debt under the fair value option. The amounts were previously disclosed within interest payable on bank borrowing but have been reclassified to the fair value movement on debt and derivative instruments line as the directors believe this provides a fairer presentation of the nature of the interest. Corresponding amounts for 2006 have been represented accordingly.

The group follows a policy of economic hedging its interest rate and currency exposures, with particular regard to the five-year regulatory period. Including the interest element of swaps and interest on debt under the fair value option within interest payable, as opposed to within the fair value movement on debt and derivative instruments, and adjusting for the reclassification of interest income and expenditure associated with the group’s defined benefit pension schemes, would give an underlying cost of net borrowings of £279.7 million (2006: £285.0 million):

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m

Finance expense	(308.4)	(352.9)
Fair value (gain)/loss on debt and derivative instruments	(2.7)	71.3
Add back interest on swaps and debt under fair value option	(81.7)	(55.4)

Underlying interest payable	(392.8)	(337.0)
Investment income	138.2	68.5
Adjustment for net pension interest income	(25.1)	(16.5)

Underlying cost of net borrowings	(279.7)	(285.0)

4. Taxation

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m

Current tax:
UK corporation tax	(123.6)	(60.2)
Foreign tax	(3.1)	(2.3)
Prior year	50.9	13.1

	(75.8)	(49.4)
Deferred tax:
Current year	(79.7)	(64.6)
Prior year	(19.8)	(8.0)

	(99.5)	(72.6)

Total tax charge for the year	(175.3)	(122.0)

5. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing profit for the year attributable to equity holders of the company by the following weighted average number of shares in issue:

	Basic million	Diluted million

Year ended 31 March 2007	876.8	880.6
Year ended 31 March 2006	853.9	858.4

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 (Earnings Per Share).

The basic and diluted earnings per share for the year are as follows:

	Year ended 31 March 2007	Year ended 31 March 2006

From continuing and discontinued operations
Basic	49.4p	24.3p
Diluted	49.2p	24.2p

From continuing operations
Basic	57.1p	37.8p
Diluted	56.9p	37.6p

6. Discontinued operations

On 26 March 2007 the group sold the Vertex business as part of the declared strategy of concentrating on its core skills in managing water, wastewater, electricity and gas networks. The purchaser was a consortium of US-based private equity firms led by Oak Hill Capital Partners and also including GenNx360 and Knox Lawrence International.

The results of Vertex have been disclosed within discontinued operations in the consolidated income statement. The detailed trading results and loss on disposal of Vertex for the period ended 26 March 2007 and the loss for the year ended 31 March 2006 are shown below.

	Period ended 26 March 2007 £m	Year ended 31 March 2006 £m

Revenue
External sales	303.4	300.8
Intra-group sales	89.5	119.6

Total revenue	392.9	420.4

Depreciation and amortisation	(14.2)	(37.5)
Other operating expenses	(363.7)	(388.9)

Operating expenses	(377.9)	(426.4)

Operating profit/(loss)	15.0	(6.0)
Investment income and finance expense	4.2	0.2

Profit/(loss) before taxation*	19.2	(5.8)
Taxation on (profit)/loss	(5.9)	1.7

Profit/(loss) for the period from discontinued operations	13.3	(4.1)
Loss on disposal before assumption of deferred contingent consideration	(65.1)	—
Assumption of deferred contingent consideration	(13.5)	—

Loss on disposal of discontinued operations	(78.6)	—
Taxation on loss on disposal of discontinued operations	(1.9)	—

Total loss for the period from discontinued operations	(67.2)	(4.1)

* Profit/(loss) before taxation includes profit generated from intercompany trading of £8.7 million (2006: £13.5 million).

Your Communications

On 26 February 2006, the group sold the Your Communications business as part of the declared strategy of a progressive exit from the telecoms market. The purchaser was THUS Group plc and the consideration comprised an initial consideration of 391,532,852 ordinary shares with a market value of 15.5 pence each (in aggregate £60.7 million), together with the option to acquire up to a further 4.8 per cent of shares in THUS Group plc dependent upon the future share price of THUS Group plc. On 1 February 2007, the group received a further 2,274,701 shares with a value of £4.3 million in THUS Group plc as a result of the vesting of part of this option. This investment, in listed securities, presents the group with the opportunity for return through dividend income and trading gains.

The results of Your Communications, which have been disclosed within discontinued operations in the consolidated income statement comparatives as required by IFRS 5, are as follows:

Period ended 26 February 2006 £m

Revenue
External sales	163.6
Intra-group sales	11.8

Total revenue	175.4
Depreciation and amortisation	(18.1)
Other operating expenses	(162.2)

Operating expenses	(180.3)

Operating loss	(4.9)
Investment income and finance expense	(12.7)

Loss before taxation	(17.6)
Taxation on loss	8.6

Loss for the period from discontinued operations	(9.0)
Adjustment to value before taxation	(147.7)
Taxation on adjustment to value	31.6

Net adjustment to value	(116.1)

Loss on disposal of discontinued operations	(9.1)
Taxation on loss on disposal of discontinued operations	23.4

Net profit on disposal after taxation	14.3

Total loss for the period from discontinued operations	(110.8)

7. Dividends

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m

Dividends relating to the year comprise:
Interim dividend	128.3	124.8
Final dividend	266.6	259.0

	394.9	383.8

	Year ended 31 March 2007 £m	Year ended 31 March 2006 £m

Dividends deducted from shareholders’ equity:
Interim dividend	128.3	124.8
Final dividend	259.0	219.4

	387.3	344.2

The final dividend of 30.30 pence per ordinary share will be paid on 24 August 2007 to shareholders on the register at the close of business on 29 June 2007. The ex-dividend date for the final dividend is 27 June 2007.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This preliminary results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, assumptions, estimates and projections which may be significantly varied, and therefore investors should not rely on them. Forward-looking statements involve known and unknown risks and speak only as of the date they are made, and except as required by the rules of the UK Listing Authority and the London Stock Exchange, the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. United Utilities PLC cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.